Exhibit 12

Lockheed Martin Corporation

Computation of Ratio of Earnings from Continuing Operations to Fixed Charges

Year Ended December 31, 2010

(In millions, except ratio)

Earnings

Earnings from continuing operations before income taxes	$3,826
Interest expense	345
Less: Undistributed earnings of 50% and less than 50% owned companies, net	(81)
Portion of rents representative of an interest factor and other	48

Adjusted earnings from continuing operations before income taxes	$4,138

Fixed Charges

Interest expense	$345
Portion of rents representative of an interest factor and other	48

Total fixed charges	$393

Ratio of Earnings from Continuing Operations to Fixed Charges	10.5